SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276 963

MATERIAL FACT

Closing of First Tower Sales Tranche
(Asset reallocation to support investments)

TIM Participações S.A. ("Company") (BOVESPA: TIMP3 and NYSE: TSU), pursuant to the provisions of Rule CVM 358 and to Article 157, § 4th, of Law No. 6,404/76, following the material fact disclosed on November 21, 2014, which informed to the market the execution of the Infrastructure Items Purchase and Sale Agreements ("Purchase and Sale Agreement"), providing for the sale to American Tower do Brasil ("American Tower") of up to 6,481 (six thousand, four hundred and eighty-one) telecommunication towers owned by TIM Celular S.A. ("TIM Celular"), for the amount of approximately R$ 3 billion, followed by the lease of such towers by TIM Celular, hereby informs to its shareholders and to the market the following:

On the date hereof, the first closing of the transaction provided in the Purchase and Sale Agreement took place. As a result, American Tower effectively acquired 4.176 (four thousand, one hundred and seventy-six) telecommunication towers, upon payment of approximately R$ 1.9 billion to TIM Celular.

The financial proceeds obtained out of the transaction, which aims at the optimization of the capital allocation, will contribute to support the Company’s investment strategy recently disclosed to the market.

In accordance with the provisions of the Purchase and Sale Agreement executed by and between TIM Celular and American Tower, we expect the sale of up to the remaining 2.305 (two thousand, three hundred and five) telecommunication towers to occur in the coming months.

Rio de Janeiro, April 29, 2015.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 29, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.